Richard D. Levy Executive Vice President & Controller	MAC A0163-039 343 Sansome Street, 3rd Floor San Francisco, CA 94104 415 222-3119 415 975-6871 Fax richard d. levy@wellsfargo.com
August 4, 2010
VIA EDGAR AND ELECTRONIC MAIL
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 File No. 001-02979
Dear Mr. Vaughn:
In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated July 28, 2010, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.
December 31, 2009 Form 10-K
Note 7, Securitizations and Variable Interest Entities, page 77
1.	We note your response to prior comment 7 in your letter dated July 1, 2010. We continue to consider your response and may have future comments in this area.
Wells Fargo response:
We acknowledge the Staff’s comment.
March 31, 2010 Form 10-Q
Reserve for Mortgage Loan Repurchase Losses, page 40
2.	We note your response to prior comment 11 in your letter dated May 11, 2010 and your disclosure on pages 40-41 in your March 31, 2010 Form 10-Q. Please respond to the following:

Kevin W. Vaughn
August 4, 2010

a.	Revise your future filings to disclose whether there is a time period that you have to respond to a repurchase request and what occurs if you do not respond in that time period.
Wells Fargo response:
The time periods specified in our mortgage loan sales contracts to respond to repurchase requests vary, but are generally 90 days or less and generally include no specific remedies if the repurchase time period is not met. Upon receipt of a repurchase request, we work with our investors to arrive at a mutually agreeable resolution.
b.	Revise your future filings to disclose the level of unresolved claims existing at each balance sheet date by claimant (GSE, monoline insurer, mortgage insurer, etc). If the amount for any claimant has a negative trend, please discuss the qualitative factors that you consider in your methodology to account for this fact.
Wells Fargo response:
Adjustments made to our mortgage repurchase reserve in recent periods have incorporated the increase in repurchase demands and mortgage insurance rescissions that we have experienced. The table below provides the number of unresolved repurchase demands and mortgage insurance rescissions as of June 30, 2010, and December 31, 2009.

	June 30, 2010		Dec. 31, 2009
		Original		Original
	Number of	loan	Number of	loan
($ in millions)	loans	balance (1)	loans	balance (1)

Government sponsored entities (2)	12,536	$2,840	8,354	$1,911
Private	3,160	707	2,929	886
Mortgage insurance rescissions (3)	2,979	760	2,965	859

Total	18,675	$4,307	14,248	$3,656

(1)	While original loan balance related to these demands is presented above, the establishment of the repurchase reserve is based on a combination of factors, such as our appeals success rates, reimbursement by correspondent and other third party originators, and projected loss severity, which is driven by the difference between the current loan balance and the estimated collateral value less costs to sell the property.

(2)	Includes repurchase demands of 2,141 and $417 million and 1,536 and $322 million for June 30, 2010, and December 31, 2009, respectively, received from investors on mortgage servicing rights acquired from other originators. We have the right of recourse against the seller for these repurchase demands and would only incur a loss on these demands for counterparty risk associated with the seller.

(3)	As part of our representations and warranties in our loan sales contracts, we represent that certain loans have mortgage insurance. To the extent the mortgage insurance is rescinded by the mortgage insurer, the lack of insurance may result in a repurchase demand from an investor.
c.	Revise your future filings to disclose which representation and warranty provisions have resulted in the most repurchases/reimbursements and discuss any trends in terms of the losses associated with the various types of defects.

Kevin W. Vaughn
August 4, 2010

Wells Fargo response:
Most repurchases under our representation and warranty provisions are attributable to borrower misrepresentations and appraisals obtained at origination that investors believe do not fully comply with applicable industry standards. We do not track actual losses incurred by type of loan defect or reason for repurchase.
d.	Revise your future filings to discuss your review process to determine whether to reject or accept a repurchase demand (e.g. loan by loan review, pool level analysis, etc).
Wells Fargo response:
Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor and determine if a contractually required repurchase event occurred. Occasionally, in lieu of conducting the loan level evaluation, we negotiate settlements on aggregate pools of loans.
e.	Revise your future filings to explain in greater detail your recourse to correspondent and other third party originators and disclose the percentage and any trends related to repurchase demands from external sources (overall or by particular source).
Wells Fargo response:
Customary with industry practice, Wells Fargo has the right of recourse against correspondent lenders with respect to representations and warranties. Of the repurchase demands presented in the table above (in response to comment (2b)), approximately 20% relate to loans purchased from correspondent lenders. Due primarily to the financial difficulties of some correspondent lenders, we typically recover on average approximately 50% from these lenders, and this estimate of their performance is incorporated in the establishment of our mortgage repurchase reserve.
f.	You disclose that there may be a range of reasonably possible losses in excess of the estimated liability that cannot be estimated. Please revise future filings and tell us in greater detail why the range of reasonably possible losses cannot be estimated.
Wells Fargo response:
There may be a wide range of reasonably possible losses that cannot be estimated with confidence because our mortgage repurchase reserve is based upon multiple factors that are dependent on economic performance, investor demand strategies, and other external conditions that may change over the life of the underlying loans, are difficult to estimate and require considerable management judgment.

Kevin W. Vaughn
August 4, 2010

*****************
We will include the following disclosure within Management’s Discussion and Analysis in our Second Quarter 2010 Form 10-Q (underlining denotes changes from our First Quarter 2010 Form 10-Q in response to the Staff’s comments):
We sell mortgage loans to various parties, including government sponsored entities (GSEs), under contractual provisions that include various representations and warranties, which typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, and similar matters. We may be required to repurchase the mortgage loans with identified defects, indemnify the investor or insurer, or reimburse the investor for credit loss incurred on the loan (collectively “repurchase”) in the event of a material breach of such contractual representations or warranties. The time periods specified in our mortgage loan sales contracts to respond to repurchase requests vary, but are generally 90 days or less and generally include no specific remedies if the repurchase time period is not met. Upon receipt of a repurchase request, we work with our investors to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor and determine if a contractually required repurchase event occurred. Occasionally, in lieu of conducting the loan level evaluation, we may negotiate global settlements in order to resolve a pipeline of demands. We manage the risk associated with potential repurchases or other forms of settlement through our underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards.
We establish mortgage repurchase reserves related to various representations and warranties that reflect management’s estimate of losses based on a combination of factors. Such factors incorporate estimated levels of defects based on internal quality assurance sampling, default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), reimbursement by correspondent and other third party originators, and projected loss severity. We establish a reserve at the time loans are sold and continually update our reserve estimate during their life. Although investors may demand repurchase at any time, the majority of repurchase demands occurs in the first 24 to 36 months following origination of the mortgage loan and can vary by investor. Currently, repurchase demands primarily relate to 2006 through 2008 vintages. For additional information on our repurchase liability, including an adverse impact analysis, see Note 7 (Securitizations and Variable Interest Entities) to Financial Statements in this Report.
During second quarter 2010, we continued to experience elevated levels of repurchase activity measured by number of loans, investor repurchase demands and our level of repurchases. In second quarter and first half of 2010 we repurchased or otherwise settled

Kevin W. Vaughn
August 4, 2010

mortgage loans with balances of $530 million and $1.1 billion, respectively, and incurred net losses on repurchased or settled loans of $270 million and $442 million, respectively. Most repurchases under our representation and warranty provisions are attributable to borrower misrepresentations and appraisals obtained at origination that investors believe do not fully comply with applicable industry standards. A majority of our repurchases continued to be government agency conforming loans from Freddie Mac and Fannie Mae and predominately from 2006 through 2008 originations.
Adjustments made to our mortgage repurchase reserve in recent periods have incorporated the increase in repurchase demands and mortgage insurance rescissions that we have experienced. The table below provides the number of unresolved repurchase demands and mortgage insurance rescissions as of June 30, 2010, and December 31, 2009.

	June 30, 2010		Dec. 31, 2009
		Original		Original
	Number of	loan	Number of	loan
($ in millions)	loans	balance (1)	loans	balance (1)

Government sponsored entities (2)	12,536	$2,840	8,354	$1,911
Private	3,160	707	2,929	886
Mortgage insurance rescissions (3)	2,979	760	2,965	859

Total	18,675	$4,307	14,248	$3,656

(1)	While original loan balance related to these demands is presented above, the establishment of the repurchase reserve is based on a combination of factors, such as our appeals success rates, reimbursement by correspondent and other third party originators, and projected loss severity, which is driven by the difference between the current loan balance and the estimated collateral value less costs to sell the property.

(2)	Includes repurchase demands of 2,141 and $417 million and 1,536 and $322 million for June 30, 2010, and December 31, 2009, respectively, received from investors on mortgage servicing rights acquired from other originators. We have the right of recourse against the seller for these repurchase demands and would only incur a loss on these demands for counterparty risk associated with the seller.

(3)	As part of our representations and warranties in our loan sales contracts, we represent that certain loans have mortgage insurance. To the extent the mortgage insurance is rescinded by the mortgage insurer, the lack of insurance may result in a repurchase demand from an investor.
Customary with industry practice, Wells Fargo has the right of recourse against correspondent lenders with respect to representations and warranties. Of the repurchase demands presented in the table above, approximately 20% relate to loans purchased from correspondent lenders. Due primarily to the financial difficulties of some correspondent lenders, we typically recover on average approximately 50% from these lenders, and this estimate of their performance is incorporated in the establishment of our mortgage repurchase reserve.
Our reserve for repurchases, included in “Accrued expenses and other liabilities” in our consolidated financial statements, was $1.4 billion at June 30, 2010, and $1.0 billion at December 31, 2009. In the second quarter and first half of 2010, $382 million and $784 million, respectively, of additions to the reserve were recorded to reduce net gains on mortgage loan origination/sales. Our additions to the repurchase reserve this quarter reflect updated assumptions about the loss we expect on repurchases as well as the recent increase in repurchase demands and mortgage insurance rescissions as noted above.

Kevin W. Vaughn
August 4, 2010

Also, based on current uncertainty about the economic recovery and the loss severity we continue to experience on repurchased loans, we extended our assumptions about the time period over which we will incur the current elevated level of loss severity.
The following table summarizes the changes in our mortgage repurchase reserve.

			Six months
	Quarter ended		ended	Year ended
	June 30,	March 31,	June 30,	Dec. 31,
(in millions)	2010	2010	2010	2009

Balance, beginning of period	$1,263	1,033	1,033	620
Additions:
Loan sales	36	44	80	302
Change in estimate — primarily due to credit deterioration	346	358	704	625

Total additions	382	402	784	927
Losses	(270)	(172)	(442)	(514)

Balance, end of period	$1,375	1,263	1,375	1,033

The mortgage repurchase reserve of $1.4 billion at June 30, 2010, represents our best estimate of the loss that we may incur for various representations and warranties in the contractual provisions of our sales of mortgage loans. There may be a wide range of reasonably possible losses in excess of the estimated liability that cannot be estimated with confidence. The factors that influence our reserve for mortgage loan repurchase losses are dependent on economic, investor demand strategies, and other external conditions that may change over the life of the underlying loans, are difficult to estimate and require considerable management judgment. We maintain regular contact with the GSEs and other significant investors to monitor and address their repurchase demand practices and concerns.
To the extent that economic conditions and the housing market do not recover or future investor repurchase demand and appeals success rates differ from past experience, we could continue to have increased demands and increased loss severity on repurchases, causing future additions to the repurchase reserve. However, some of the underwriting standards that were permitted by the GSEs for conforming loans in the 2006 through 2008 vintages, which significantly contributed to recent levels of repurchase demands, were tightened starting in mid to late 2008. Accordingly, we do not expect a similar rate of repurchase requests from the 2009 and prospective vintages, absent deterioration in economic conditions or changes in investor behavior.

Kevin W. Vaughn
August 4, 2010

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,
/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	Michael Volley, Securities and Exchange Commission John G. Stumpf, Chairman, President and Chief Executive Officer Howard I. Atkins, Senior Executive Vice President and Chief Financial Officer